Allied Healthcare International Inc. 555 Madison Avenue, 30th Floor New York, NY 10022 T: 212.750.0064 F: 212.750.7221 E. info@alliedhealthcare.com www.alliedhealthcare.com

March 1, 2006

United States Securities and Exchange Commission
100 First Street, N.E.
Washington, D.C. 20549
Attn.: Jim B. Rosenberg

Re:	Allied Healthcare International Inc. Form 10-K for the Fiscal Year Ended September 30, 2005 Filed November 29, 2005 File No. 001-11570

Dear Mr. Rosenberg:

On behalf of Allied Healthcare International Inc. (the ‘‘Company’’), we are responding to the Staff’s letter of comments, dated February 1, 2006, pertaining to the Company’s Form 10-K for the fiscal year ended September 30, 2005.

For your convenience, we have set forth below in italics each of your numbered comments, followed by our responses thereto immediately thereafter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and .. . . page 23

Critical Accounting Policies, page 24

1.	Please provide us the following information in disclosure-type format to help us evaluate the adequacy of your disclosure:

a.	Quantify and disclose the reasonably likely effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.

At September 30, 2005 accounts receivable, net of allowance for doubtful accounts, was $33.4 million. Gross receivables were $35.9 of which $24.0 million or 66.9% were represented by amounts due from United Kingdom (‘‘UK’’) governmental bodies, either the National Health Service (the ‘‘NHS’’) or local governmental social service departments (the ‘‘SSD’’). The remaining accounts receivable balance is due from commercial payors (nursing homes, private hospitals and pharmacies) and private payors. See Appendix A.

As further outlined in the Company’s response to question 2 below, each fiscal year, the Company undertakes a review of its methodology and procedure for reserving for its doubtful accounts. This process also takes into account the Company’s actual experience of write offs in the period. The policy is then applied at each quarter end to arrive at a closing reserve for doubtful accounts.

Given the high percentage of UK governmental debt, the large number of customer accounts with low value debt within the remainder of the accounts receivable ledger and the methodology for making prudent provisions, the Company believes that the prospect of a material adjustment arising from the non collection of accounts receivable is remote.

b.	In a comparative tabular format, the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose the fact and clarify how this affects your ability to estimate your allowance for bad debts.

See Appendices A & B for summaries of the Company’s payor mix concentrations and aging of accounts receivable from invoice date.

c.	The amounts that are pending approval from third party payors, where they have classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, provide why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.

All of the Company’s current operations are within the UK. The Company provides nurses and home health aides (known as carers in the UK) on the basis of agreed terms (payment due within 7 to 30 days of invoice) and prices (rate per hour) agreed in advance. Time sheets are signed by clients for the work performed and then invoices are generated based on agreed billing rates. Consequently, there is no process for ‘‘approval’’ of invoices. Our credit control policies currently achieve an average collection of approximately 35 days from submission of invoices.

d.	A discussion of your contractual allowances and the process involved in making that estimate or calculation including whether the amount is based on system inputs or whether it is an estimate based on other factors.

As stated above, prices are agreed with all customers in advance. There have been recent agreements with the NHS to adjust rates (both increases and decreases) depending on the volume of hours utilized. Billing adjustments are reviewed quarterly based on actual volumes delivered and any entries are recognized during the appropriate period.

Liquidity and Capital Resources, page 29

Accounts Receivable, page 29

2.	In disclosure type format, tell us:

•	The steps you take in collecting accounts receivable;

The credit terms agreed with the Company’s customers range from 7 days to a maximum of 30 days from invoice date. The Company maintains a credit department which consists of 20-25 personnel who are targeted to collect outstanding receivables. The Company has established the following guidelines for the credit department to use as well as for the Company to assess the credit departments’ performance:

1.	to maintain average days sales outstanding to below 35 days;

2.	to limit the Company’s overdues (greater than 90 days) within agreed targets; and

3.	to limit bad debt write off in the year within agreed targets.

The Company also applies a policy of withdrawing supply from customers who are significantly overdue. Many private customers are contracted on a ‘‘direct debit’’ basis where the Company can collect payment direct from customers’ bank accounts.

•	Your policy with respect to determining when a receivable is recorded as a bad debt and when a write off is recorded.

The Company has devised a provisioning methodology based on the customer profile and historical credit risk across its UK business that gives rise to the following arithmetic calculation:

1.	All government body debts older than 180 days are provided for at 75% of the over 180 day balance.

2.	All nursing home, private hospital and private payor debts older than 120 days are provided for at 75% of the over 120 day balance.

In addition, the Company also reviews any accounts receivable less than 120 days where it believes it may have credit issues. Overall, as the Company’s customer base is predominantly governmental bodies, the necessity to set provisions for accounts receivable less than 120 days is rare.

Accounts receivable are written off when the credit control department determines the amount is no longer collectible.

•	The threshold (amount and age) for account balance write-offs and reason for the changes in the day’s sales outstanding between the periods presented; and

There are no thresholds for account balance write-offs as the Company’s policy focuses on all balances, whatever the size.

As shown on Appendix B, the Company has had significant improvement in its accounts receivable performance since fiscal 2002. This is mainly due to the appointment of a new credit control manager in January 2003, who through a new focus on credit collection has achieved a significant improvement in the Company’s DSOs.

•	Why the allowance decreased as significantly as indicated in your Schedule II in the 2003 fiscal year.

In fiscal 2003 the allowance decreased significantly due to the write off of $20.5 million of fully reserved for accounts receivable related to the Company’s former U.S. Specialty Mail-Order Pharmaceuticals and Medical Supplies Operations (‘‘Mail-Order Operations’’) as any and all collections had ceased. In fiscal 2000, the Company had approved a plan to exit the Mail-Order Operations. Subsequently, the Company sold certain assets of the Mail-Order Operations and shut-down the facility.

In connection with responding to the Staff’s letter of comments, the Company further acknowledges the following:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing satisfactorily responds to the Staff’s comments. Please address any further comments and/or communications to Charles F. Murphy at telephone number (212) 750-0064 or facsimile number (212) 750-7221.

Very truly yours,
/s/ Charles F. Murphy
Charles F. Murphy Chief Financial Officer

cc: Keira Ino

Appendix A

Allied Healthcare International Inc.
555 Madison Avenue
New York, New York 10022

Accounts Receivable Aging By Payor Mix At September 30, 2005:

	0-30 Days	31-60 Days	61-90 Days	91-120 Days	121 Days And Over	Gross AR At 9/30/2005
NHS	$8,130,328	$3,884,065	$1,215,197	$667,540	$583,424	$14,480,554
SSD	6,244,319	1,745,354	304,393	511,767	711,164	9,516,997
Commercial Payors	5,231,203	2,230,941	529,899	156,692	211,498	8,360,233
Private Payors	2,000,403	670,142	319,460	142,695	368,786	3,501,486
Gross AR at 9/30/05	$21,606,253	$8,530,502	$2,368,949	$1,478,694	$1,874,872	$35,859,270

Appendix B

Allied Healthcare International Inc.
555 Madison Avenue
New York, New York 10022

Summary Of Accounts Receivable Aging At:

	0-30 Days	31-60 Days	61-90 Days	91-120 Days	121 Days And Over		Gross AR		Unapplied Cash	Allowance For Doubtful Accounts		Surcharges(C)	Net AR	DSO's
September 30, 2005	21,606,253	8,530,502	2,368,949	1,478,694	1,874,872		35,859,270		(167,878)	(1,733,543)		(514,806)	33,443,043	36
	60.3%	23.8%	6.6%	4.1%	5.2%		100.0%
September 30, 2004	25,644,216	4,637,009	1,516,864	694,864	1,433,609		33,926,562		(914,842)	(1,269,200)		(479,857)	31,262,663	33
	75.6%	13.7%	4.5%	2.0%	4.2%		100.0%
September 30, 2003	23,066,006	8,134,053	2,645,168	1,263,912	5,139,606		40,248,745		(624,072)	(3,345,771)		(533,814)	35,745,088	41
	57.3%	20.2%	6.6%	3.1%	12.8%		100.0%
September 30, 2002	19,821,950	7,710,849	2,729,427	1,269,501	24,567,268	(A)	56,098,995	(A)	(638,068)	(22,849,213	)(B)	(499,147)	32,112,567	42
	35.3%	13.7%	4.9%	2.3%	43.8%		100.0%

(A)	Includes $20.5 million of accounts receivables related to the Company's former US Mail-Order Operations.

(B)	Includes $20.5 million allowance for doubtful accounts related to the Company's former US Mail-Order Operations.

(C)	Surcharges represent interest charges to customers on overdue accounts. The surcharges are recognized in income only upon receipt of payment.